UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 1-2299

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Industrial Technologies, Inc.
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)

(a)    Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
As of December 31, 2018 and 2017

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2018

Notes to Financial Statements

Supplemental Schedule

(b)    Exhibit(s)

        23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

By: Applied Industrial Technologies, Inc., as Plan Administrator

By: /s/ Kurt W. Loring
Kurt W. Loring
Vice President-Chief Human Resources Officer

Date: June 20, 2019

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements
For the Years Ended December 31, 2018 and 2017

Supplemental Schedule
As of December 31, 2018

Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants
Applied Industrial Technologies, Inc. Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2018 and 2017, and the changes in its net assets for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2008.

Cleveland, Ohio
June 20, 2019

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017

Assets:
Investments at fair value	$441,204,635	$498,883,238
Participant notes receivable	7,637,447	7,683,468
Net assets available for plan benefits	$448,842,082	$506,566,706

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

2018
Additions to net assets attributed to:
Contributions:
Participants	$16,674,609
Participants' rollovers	3,253,112
Employer	5,890,083
Total contributions	25,817,804

Interest, Dividends, and Other	8,641,153

Net depreciation in fair value of investments	(46,237,188)

Total investment loss	(37,596,035)

Interest on participant notes receivable	381,215

Total additions, net	(11,397,016)

Deductions from net assets attributed to:
Distributions to participants	(45,783,652)
Administrative expenses	(543,956)
Total deductions	(46,327,608)

Net decrease in net assets	(57,724,624)

Net assets available for benefits:
Beginning of year	506,566,706
End of year	$448,842,082

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

1. DESCRIPTION OF THE PLAN

The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

General - The Plan was established for the purpose of encouraging and assisting eligible domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation. The record keeper and trustee for the assets of the Plan is Principal Trust Company ("Principal").

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and (c) administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Participation and Contributions - All eligible employees may participate in the Plan upon their hire with the Company. Eligible employees may elect to make pre-tax or after-tax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code. All newly eligible employees are automatically enrolled into the Plan with an initial contribution rate of 2% after 30 days of employment if they have not made an affirmative election already or have not made an election to opt out of contributing.

The Company may make additional discretionary matching contributions limited to 50% of the aggregate participant pre-tax and after-tax contributions up to 6% of the participant's eligible compensation for that period. Employer matching contributions are paid bi-weekly and the participant must be employed during the period to receive the bi-weekly match.

The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan.

Pre-tax contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

The Plan provides for rollover contributions (amounts distributed to participants from certain other tax-qualified plans) and transfer contributions (amounts transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

Investment of Contributions - The Plan provides that, in accordance with the investment objectives established by the Company, the trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Participants elect investment of matching and pre-tax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Applied Industrial Technologies, Inc. Stock Fund is intended to be an Employee Stock Ownership Plan (“ESOP”) under Code Section 4975 (e)(7) and ERISA Section 407 (d)(6).
Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. All such elections are filed with the trustee of the Plan and become effective daily.

Vesting and Distributions - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in matching employer contributions and profit-sharing contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal retirement as defined in the Plan.

Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. Distributions are made in the form of cash. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. Hardship withdrawals and in-service distributions can be taken from participant rollovers, salary deferrals, and catch-up contributions.

Forfeitures - Forfeitures of nonvested amounts are used to first reduce future matching employer contributions and second, to pay eligible plan expenses. Total forfeitures were $1,628 and $8,189 at December 31, 2018 and 2017, respectively. The Company used approximately $215,000 from the forfeitures to offset contributions for the year ended December 31, 2018.

Participant Notes Receivable - Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participant's accounts. Participant notes receivable terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Participant notes receivable that originated from merged plans are also reflected in participant notes receivable in the Plan's financial statements; these participant notes receivable are to be repaid to the Plan in accordance with their original terms. Participant notes receivable are collateralized by the balance in the participant's accounts and bear interest at market rates prevailing at the time the participant note receivable originated. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from Company contributions.

Plan Termination - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

Tax Status of the Plan - The Plan obtained its latest determination letter dated July 12, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to income tax examinations for the years prior to 2015.

Party-in-interest Transactions - Certain plan assets are in investment funds that are managed by Principal or its affiliates. Principal is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. The Plan also invests in shares of the Company's common stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments - Investments are accounted for at cost on the trade date and are reported in the Statements of Net Assets Available for Benefits at fair value. The Common collective trust funds are valued at net asset value per share (or its equivalent) of the funds, which are based on the fair value of the funds' underlying net assets. There were no unfunded commitments or redemption restrictions on the common collective trust funds. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using year-end closing prices for each of the funds or quoted market prices. The Principal MidCap Separate account-Z is a pooled separate account made available to participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. See Note 3, “Fair Value Measurements” for additional disclosures relative to the fair value of the investments held in the Plan.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Benefit Payments - Distributions to participants are recorded by the Plan when payments are made.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan.

Risks and Uncertainties - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with investment

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

3. FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The Plan estimates the fair value of financial instruments using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements require judgment and considers factors specific to each asset or liability.

Financial assets and liabilities measured at fair value on a recurring basis are as follows. There are currently no items categorized as Level 2 or 3 within the fair value hierarchy.

		Fair Value Measurements at 12/31/18
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments
	December 31, 2018	Level 1
Assets:
Applied Industrial Technologies, Inc. Stock Fund
Common Stock	$78,912,117	$78,912,117
Mutual Funds	304,832,280	304,832,280
Total	$383,744,397	$383,744,397

Investments measured at NAV:
Common/collective trust fund: Stable value	$57,460,238

Total investments at fair value	$441,204,635

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

		Fair Value Measurements at 12/31/17
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments
	December 31, 2017	Level 1
Assets:
Applied Industrial Technologies, Inc. Stock Fund
Common Stock	$105,830,379	$105,830,379
Mutual Funds	337,043,459	337,043,459
Total	442,873,838	442,873,838

Investments measured at NAV:
Common/collective trust fund: Stable value	52,475,788
Pooled Separate Account	$3,533,612
Total Investments measured at NAV:	$56,009,400

Total investments at fair value	498,883,238

The Plan's policy is to recognize transfers in and transfers out of level 1, 2, and 3 fair value classifications as of the actual date of the event of change in circumstances that caused the transfer.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2018

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
*	Applied Industrial Technologies, Inc. Stock:
	Applied Industrial Technologies, Inc.	Common Stock - 1,462,961 shares	**	$78,912,117

	Common/Collective Trust Fund
*	Stable Principal Fund
	Vanguard Retirement Savings Trust		**	57,460,238

	Fixed Income Funds
*	Bond Fund
	Lord Abbett Total Return R6 Fund	Mutual Fund - 1,746,590 shares	**	17,385,768
	Western Asset Core Bond Fund	Mutual Fund - 955,184 shares	**	11,673,133
	Total Fixed Income Funds			29,058,901

	Mutual Funds - Equity
*	Large Value Stock Fund
	American Funds Washington Mutual Investors R6 Fund	Mutual Fund - 135,979 shares	**	5,598,589
	Vanguard Value Index Institutional Fund	Mutual Fund - 206,359 shares	**	7,891,599
*	Large Core Stock Fund
	MFS Blended Research Core Equity R6 Fund	Mutual Fund - 592,049 shares	**	13,583,607
	American Funds Fundamental Investor R6 Fund	Mutual Fund - 276,163 shares	**	14,441,223
	Vanguard Invitational Index Institutional Fund	Mutual Fund - 65,054 shares	**	14,798,969
*	Large Growth Stock Fund
	Harbor Capital Appreciation Inst Fund	Mutual Fund - 234,670 shares	**	14,524,732
	JP Morgan Growth Advantage R5 Fund	Mutual Fund - 782,528 shares	**	14,576,965
	Vanguard Growth Index Institutional Fund	Mutual Fund - 200,368 shares	**	13,825,743
*	Mid Cap Value Stock Fund
	JP Morgan Mid Cap Value L Fund	Mutual Fund - 124,409 shares	**	4,109,643
	Vanguard Mid-Cap Value Index Admiral Fund	Mutual Fund - 43,931 shares	**	2,171,533
*	Mid Cap Core Stock Fund
	Vanguard Mid Cap Index Admiral Fund	Mutual Fund - 17,682 shares	**	2,963,170
	Vanguard Strategic Equity Inv fund	Mutual Fund - 71,227 shares	**	1,893,707
*	Mid Cap Growth Stock Fund
	T. Rowe Price Instl Mid-Cap Equity Growth Fund	Mutual Fund - 515,441 shares	**	24,799,391
*	Small Cap Value Stock Fund
	America Beacon Small Cap Value Institutional Fund	Mutual Fund - 270,627 shares	**	5,447,673
*	Small Cap Core Stock Fund
	Vanguard Small Cap Index Admiral Fund	Mutual Fund - 22,311 shares	**	1,407,432
*	Small Cap Growth Stock Fund
	Vanguard Russell 2000 Growth Index Instl Fund	Mutual Fund - 63,292 shares	**	14,693,114

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2018

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
*	Foreign Stock Fund
	American Funds EuroPacific Growth R6 Fund	Mutual Fund - 347,550 shares	**	15,623,691
	Vanguard Total International Stock Index Institutional Fund	Mutual Fund - 101,968 shares	**	10,337,334
	Vanguard Growth Index Institutional Fund	Mutual Fund - 78,883 shares	**	5,450,005
	Vanguard Institutional Index Institutional Fund	Mutual Fund - 51,253 shares	**	11,662,567
	Vanguard Mid Cap Index Admiral Fund	Mutual Fund - 8,110 shares	**	1,387,202
	Vanguard Small Cap Index Admiral Fund	Mutual Fund - 35,700 shares	**	2,257,302
	Vanguard Value Index Institutional Fund	Mutual Fund - 51,497 shares	**	1,965,626
	Vanguard Total International Stock Index Institutional Fund	Mutual Fund - 26,017 shares	**	2,639,717
	Total Mutual Funds			208,050,534

	Retirement-Year Based Funds
	Vanguard Target Retirement Income Fund	Mutual Fund - 325,832 shares	**	4,154,353
	Vanguard Target Retirement 2015	Mutual Fund - 219,902 shares	**	3,047,841
	Vanguard Target Retirement 2020	Mutual Fund - 346,276 shares	**	9,913,880
	Vanguard Target Retirement 2025	Mutual Fund - 575,188 shares	**	9,783,956
	Vanguard Target Retirement 2030	Mutual Fund - 330,260 shares	**	10,178,623
	Vanguard Target Retirement 2035	Mutual Fund - 381,511 shares	**	7,180,033
	Vanguard Target Retirement 2040	Mutual Fund - 155,956 shares	**	5,038,942
	Vanguard Target Retirement 2045	Mutual Fund - 1181,999 shares	**	3,678,198
	Vanguard Target Retirement 2050	Mutual Fund - 140,549 shares	**	4,570,649
	Vanguard Target Retirement 2055	Mutual Fund - 47,623 shares	**	1,681,085
	Vanguard Target Retirement 2060	Mutual Fund - 36,257 shares	**	1,130,141
	Vanguard Target Retirement 2065	Mutual Fund - 1,608 shares	**	31,526
	Total Retirement-Year Based Funds			60,389,227

	Balanced Funds
	DFA Global 60/40 I Fund	Mutual Fund - 446,707 shares	**	7,333,618

	Total Investments			441,204,635

	Notes Receivable From Participants
*	Participant notes receivable (with interest rates ranging from 4.25% to 10.90% and maturity dates ranging from May 2019 to February 2027)		**	7,637,447

	Total			$448,842,082

*	Represents a party-in-interest
**	Indicates a participant-directed fund. The cost disclosure is not required.